FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                        Commission File Number 001-13896



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F /X/                         Form 40-F / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes / /                               No /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


                       Yes / /                               No /X/

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes / /                               No /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718, 333-10726 and 333-100252), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No. 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136,
333-14240, 33-27506 and 333-100556).

                                       EXHIBIT LIST


99.1      Press Release

99.2      Correction of typographical errors in press release.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 ELAN CORPORATION, plc



                                 By:    /s/ William F. Daniel
                                        ---------------------------------------
                                        William F. Daniel
                                        Company Secretary

Date: February 6, 2003

                                                                    EXHIBIT 99.1

                              FOR IMMEDIATE RELEASE


CONTACTS:
INVESTORS: (U.S.)              INVESTORS: (EUROPE)         MEDIA:
Jack Howarth                   Emer Reynolds               Sunny Uberoi
Ph: 212-407-5740               Ph:  353-1-709-4000         Ph: 212-994-8206
     800-252-3526                   00800 28352600              800-252-3526


        ELAN REPORTS FOURTH QUARTER 2002 AND FULL-YEAR FINANCIAL RESULTS

                            AND RECOVERY PLAN UPDATE

FOURTH QUARTER 2002 FINANCIAL HIGHLIGHTS

o Net loss of $639.0 million ($1.83 per diluted share) compared to net income $3.5 million ($0.01 per diluted share) in the fourth quarter of 2001.

o Other, mainly non-cash, charges of $451.0 million (net of gains of $230.8 million) compared to other charges of $202.8 million in the fourth quarter 2001.

o Total revenue of $223.6 million compared to $487.6 million in the fourth quarter of 2001, a decrease of 54%. Total revenue of $223.6 million is after a charge of $68.0 million in respect of the impact of generic competition principally affecting Zanaflex(TM).

o Net loss of $120.0 million for the fourth quarter of 2002 ($0.34 per diluted share) before other charges of $451.0 million and a charge against revenue of $68.0 million for the impact of generic competition.

o Revenue from retained products (excluding Zanaflex) of $125.2 million compared to $125.5 million in the fourth quarter of 2001.

o    Cash balances at December 31, 2002 were $1,005.0 million.

FULL-YEAR 2002 FINANCIAL HIGHLIGHTS

o Net loss of $2,394.8 million ($6.85 per diluted share) compared to net income of $342.8 million ($0.95 per diluted share) for full-year 2001.

o Other, mainly non-cash, charges of $2,224.8 million (net of gains of $230.8 million) compared to $355.1 million for full-year 2001.

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 2

o Total revenue of $1,470.1 million compared to $1,862.5 million for full-year 2001, a decrease of 21%.

o Revenue from retained products (excluding Zanaflex) of $470.2 million compared to $443.6 million for full-year 2002, an increase of 6%.

RECOVERY PLAN IMPLEMENTATION HIGHLIGHTS

o Gross proceeds from asset and product divestitures expected to exceed $1.5 billion after giving effect to the proposed sale of primary care franchise. The principal elements are as follows:

                                                                $ million

             Primary care franchise (pending)                       850.0

             Abelcet(TM)                                            360.0

             Avinza(TM)/Ligand Pharmaceuticals Inc.                 120.0

             Athena Diagnostics                                      82.0

             Actiq(TM)                                               50.0

             Adalat(TM)CC                                            45.0

o Contractual and potential future payments reduced by $1.9 billion from $4.5 billion at December 31, 2001 to $2.6 billion at December 31, 2002, on a pro-forma basis after giving effect to the proposed sale of the primary care franchise. The main elements being:

                                                                    $ million

             Repaid revolving credit facility                        $325.0

             Repaid 3.5% convertible notes                            $62.6

             Purchased royalty rights and restructured risk
             sharing arrangements                                    $440.0

             Repurchase of 3.25% Liquid Yield Option Notes
             ("LYONs") at discount                                   $196.5

             Reduced fixed contingent and potential product
             payment obligations                                     $678.8

             Reduced EPIL guarantee                                  $160.0

o Appointed Mr. G. Kelly Martin as Elan's chief executive officer, and appointed Mr. Martin and Mr. William F. Daniel, Elan's company secretary, to Elan's Board of Directors.

o Pro-forma cash balance after taking account of the proposed sale of primary care franchise and the purchase of related royalty rights of $1.4 billion compared to $1.6 billion at December 31, 2001.

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 3

o Headcount, after taking account of the proposed sale of primary care franchise, reduced to less than 2,900 employees from approximately 4,700 employees in July 2002, a decrease of approximately 1,800 (800 of which are related to asset divestitures) and ahead of target.

o Significant progress in simplifying balance sheet and streamlining business.

R&D UPDATE

o Antegren(TM) (natalizumab) Phase III trials for Crohn's disease and multiple sclerosis ("MS") fully enrolled.

o Two separate publications in the New England Journal of Medicine, dated January 2, 2003, reviewed Phase II data on Antegren for both indications.

o Expect to file two Investigational New Drug Applications ("1NDs") from the Alzheimer's immunotherapy program during 2003.

o Expect to file three U.S. New Drug Applications ("NDAs") and four European Marketing Authorization Applications ("MAAs") by the end of 2004.

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 4


DUBLIN, IRELAND, FEBRUARY 5, 2003 -- Elan Corporation, plc (NYSE: ELN)("Elan") today announced its fourth quarter and full-year 2002 results and an update to its recovery plan. Commenting on the results and recovery plan, Dr. Garo Armen, Elan's chairman said, "Giving effect to the proposed sale of our primary care franchise, we have achieved our target of raising asset divestiture proceeds of $1.5 billion from our asset divestiture program -- a year ahead of plan. This renewed balance sheet strength enables us to meet our financial obligations and invest in our pipeline, which is critical to building value for Elan shareholders and bringing to market important products for treating debilitating diseases." Dr. Armen added, "All other key aspects of our recovery plan, which include a significant reduction in costs and implementation of operational efficiencies, are on or ahead of target."

Kelly Martin, Elan's chief executive officer, said, "Having accomplished a critical step in our recovery plan, our priorities will now be to build a world-class company capable of executing on our mandate of developing highly effective treatments for Crohn's, multiple sclerosis and Alzheimer's patients." Mr. Martin continued, "We are also focused on optimizing the opportunities of our present commercial business, which we believe has potential for substantial growth. We are confident that we will be able to deliver significant value for our stakeholders through the expeditious execution of all aspects of our plan."

The following analysis is based on the pro-forma income statement data, which excludes other charges, set out on page 19. Elan has prepared US GAAP income statement data which is set out on page 20 and which is reconciled to the pro-forma income statement data on page 21.

REVENUE

Total revenue decreased 54% to $223.6 million in the fourth quarter of 2002 from $487.6 million in the fourth quarter of 2001 and decreased 21% from $1,862.5 million for the full-year 2001 to $1,470.1 million for the full-year 2002.

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 5


Following the announcement of the divestment of Elan's primary care franchise on January 30, 2003, and the completion of the sale of a number of other products and businesses, the company's product revenues are analysed between those from currently retained products and those arising from products divested through the implementation of the recovery plan and the 2001 product rationalisation program.

Total revenue can be further analysed as follows:


                                  3 MONTHS ENDED      3 MONTHS ENDED       12 MONTHS ENDED       12 MONTHS ENDED
                                  DECEMBER 31, 2001   DECEMBER 31, 2002    DECEMBER 31, 2001     DECEMBER 31, 2002
(a)   PRODUCT REVENUE                  US$M                 US$M                 US$M                 US$M

Revenues from retained
products                               163.6                126.3                605.3                593.7
Revenues from divested
products (net)                         119.8                124.6                669.2                527.7
Revenues from Pharma
Marketing/Autoimmune                   67.3                   -                  157.7                62.8
Product returns -
genericisation                           -                 (68.0)                  -                 (68.0)
                                --------------------------------------------------------------------------------
Total product revenue                  350.7                182.9               1,432.2              1,116.2
                                --------------------------------------------------------------------------------
(b)  CONTRACT REVENUE
Amortisation of fees                   85.9                 20.2                 283.2                234.7
Research revenue and
milestones                             27.1                 20.5                 88.4                 82.0
Pharma Marketing/Autoimmune
                                       23.9                   -                  58.7                 37.2
                                --------------------------------------------------------------------------------
Total contract revenue                 136.9                40.7                 430.3                353.9
                                --------------------------------------------------------------------------------
TOTAL REVENUE                          487.6                223.6               1,862.5              1,470.1
                                --------------------------------------------------------------------------------


(a)  PRODUCT REVENUE

Total product revenue from all sources for the fourth quarter of 2002 was $182.9 million compared to $350.7 in the fourth quarter of 2001, a decline of 48%. Total product revenue for the full-year 2002 was $1,116.2 million compared to $1,432.2 million for the full-year 2001, a decrease of 22%. The decline in product revenue is due to a number of factors more fully explained below.

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 6


REVENUE FROM RETAINED PRODUCTS

Revenues from retained products includes those revenues related to products that Elan has not divested or agreed to divest at February 5, 2003, as set out on page 24. Revenue from retained products (excluding Zanaflex) were $125.2 million in the fourth quarter of 2002 compared to $125.5 million in the fourth quarter of 2001. While prescriptions and demand sales for Elan's retained products continued to grow strongly, product revenues were flat principally due to the factors discussed below.

Aggregate sales of Maxipime(TM) and Azactam(TM) in the fourth quarter of 2002 were $34.7 million and were $112.2 million for the full-year 2002 and are below those of the comparable periods in 2001. As reported in the third quarter of 2002, sales of Maxipime and Azactam were impacted among other things by short-term supply issues. These supply issues were resolved in the fourth quarter of 2002 and sales of these products recovered from $16.3 million in the third quarter of 2002 to $34.7 million in the fourth quarter of 2002. Demand for Maxipime is strong and continues to grow, with audited sales volumes for the two months ending November 2002 21% higher than the same period in 2001, and 38% higher for the full-year 2002 compared with the same period in 2001. Audited sales volumes for Azactam in the two months ended November 2002 were 3% lower than the same period in 2001 and 2% higher for the full-year 2002 compared with the same period in 2001.

Prescriptions for Zonegran(TM) remained strong for the fourth quarter of 2002 increasing by 58%; however, revenues were $6.0 million, 35% lower than the fourth quarter of 2001 due to the change in Elan's discounting strategy in the third and fourth quarter of 2002 and the resulting continued reduction in wholesaler inventories. Revenues for full-year 2002 from Zonegran were 14% higher than in the same period in 2001. Frova(TM), which was launched in the second quarter of 2002 by the combined Elan and UCB Pharma, Inc. sales forces, generated revenues of $4.0 million in the fourth quarter of 2002 following revenues of $6.2 million in the second quarter of 2002, which reflected stocking of the wholesale channel ahead of launch, and $0.9 million in the third quarter of 2002. Prescription demand continues to increase strongly with a 92% increase in the fourth quarter of 2002 over the third quarter of 2002. Elan and UCB Pharma, Inc. continue to grow Frova in terms of prescription volume, market share and revenue. Myobloc(TM)/Neurobloc(TM)

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 7


global product sales were $8.6 million in the fourth quarter of 2002 compared to $2.9 million in the fourth quarter of 2001. Revenues for the full-year 2002 were $19.6 million compared to $11.5 million for the same period in 2001. The increase in revenue is the result of the successful implementation in the fourth quarter 2002 of a new product strategy resulting in significant increase in physician demand for the product.

Supply conditions related to the pain portfolio improved during the fourth quarter and product sales increased by 18% from $15.4 million in the fourth quarter of 2001 to $18.1 million in the fourth quarter of 2002. European product revenues increased 8% over the fourth quarter of 2001 and by 18% for full-year 2002 over full-year 2001. The increase was across the entire product range.

REVENUES FROM DIVESTED PRODUCTS (NET)

During the fourth quarter of 2002, Elan agreed to divest its dermatology and diagnostic businesses and the North American and any Japanese rights to Abelcet, which accounted in aggregate for revenues of $35.5 million in the fourth quarter of 2002 and $182.7 million in the full-year 2002. Elan does not expect to record any significant revenues from these businesses and products in 2003.

On January 30, 2003, Elan announced its proposed divestment of the primary care franchise, which includes the rights to Skelaxin(TM) and Sonata(TM) and, which is subject to Elan's shareholder approval, regulatory approvals, third party consents and other customary conditions. During the fourth quarter of 2002, product revenues from Skelaxin and Sonata were $40.4 million and for the full-year 2002 were $237.9 million. It is expected that this transaction will close before the end of April 2003 and Elan will continue to book sales of Skelaxin and Sonata up to the close of this sale.

Revenues from divested products include $35.4 million in the fourth quarter of 2002 related to the divestment of certain European rights to Actiq ($29.8 million) and $5.6 million in respect of amortised revenues related to the partnering of rights to generic Adalat CC and the restructuring of Elan's Avinza license agreement with Ligand Pharmaceuticals, Inc. The remaining

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 8

unamortised revenues on these products of $149.9 million will be recognised as revenue over the next five years.

PHARMA MARKETING LIMITED/AUTOIMMUNE

During the third quarter of 2002, Elan acquired all the royalty rights held by Autoimmune Research and Development Corp Ltd. ("Autoimmune") and the arrangement was terminated. Consequently, no co-promotion revenues were received from Autoimmune during the fourth quarter of 2002 compared to $15.9 million in the fourth quarter of 2001. There were no revenues from Pharma Marketing Ltd. ("Pharma Marketing") in the fourth quarter of 2002 compared to $51.4 million in the fourth quarter of 2001 and no further revenues will be received from Pharma Marketing.

PRODUCT RETURNS - GENERICISATION

During the year 2002, a number of products that Elan markets or had marketed suffered generic competition with a consequent significant reduction in sales. Due to the unusually severe impact of generic competition on sales of Zanaflex, Elan carried out a comprehensive review of sales trends and the level and dating of inventory held by Elan's distributors. Following this review, and in addition to normal recurring product return provisions, Elan took a charge of $68.0 million against product revenue in the fourth quarter of 2002 for expected returns that relate primarily to Zanaflex.

(b) CONTRACT REVENUES

Contract revenue in the fourth quarter of 2002 was $40.7 million compared to $136.9 million in the same period of 2001. Contract revenue in the full-year 2002 was $353.9 million compared to $430.3 million in full-year 2001. The amortisation of fees amounted to $20.2 million in the fourth quarter of 2002 compared to $85.9 million in the same period of 2001. Of the $20.2 million in amortised fees in the fourth quarter of 2002, $15.3 million related to business ventures. As part of the recovery plan outlined on July 31, 2002, Elan has undertaken a review of its business venture program and has commenced the termination of non-core business ventures. The reduction in amortised fees during the fourth quarter of 2002 arose primarily from the termination of business ventures.

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 9

Research revenue and milestones amounted to $20.5 million in the fourth quarter of 2002 compared to $27.1 million in the same period of 2001. No revenues were received under the arrangements with Pharma Marketing and Autoimmune during the fourth quarter of 2002. Research revenues of $13.2 million were received from Pharma Marketing and $10.7 million from Autoimmune in the fourth quarter of 2001. No further research revenues will be received from Pharma Marketing or Autoimmune.

GROSS PROFIT

The gross profit margin on product revenues (excluding the rationalisation program and exceptional product returns) was 58% in the fourth quarter of 2002 compared to 70% in the fourth quarter of 2001 and 56% in the third quarter of 2002 reflecting changes in the mix of product revenue, in particular the decrease in revenue from Pharma Marketing and Autoimmune.

OPERATING EXPENSES

Selling, general and administrative expenses increased by 15% from $151.8 million in the fourth quarter of 2001 to $174.4 million in the fourth quarter of 2002. Research and development expenses increased by 23% from $87.0 million in the fourth quarter of 2001 to $107.4 million in the fourth quarter of 2002 principally reflecting increased clinical trial expenditure, particularly on Antegren. Operating expenses are expected to decline significantly in 2003 following the implementation of the recovery plan and associated headcount reductions and the proposed sale of the primary care franchise.

Elan adopted SFAS No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002, and on that date Elan ceased amortisation of all goodwill. Goodwill amortisation in the fourth quarter of 2001 and full-year 2001 was $7.5 million and $29.2 million, respectively.

NET INTEREST AND OTHER INCOME/(LOSS)

Net interest and other income/(loss) amounted to a loss of $15.9 million in the fourth quarter of 2002 compared to income of $60.8 million in the same period of 2001. Net interest expense

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 10

amounted to $17.9 million compared to $6.8 million in the fourth quarter of 2001 reflecting lower investment income. Other main movements from the fourth quarter of 2001 are a reduction in investment gains from $85.4 million to $2.4 million in the current quarter. The reduction in investment gains reflects the inclusion of a $31.5 million gain on the sale of approximately 20% stockholding in Athena Diagnostics, Inc. ("Athena Diagnostics') in the fourth quarter of 2001 and gains made on the disposal of a number of other investments. Business venture funding amounted to $2.9 million for the fourth quarter ended December 31, 2002, compared to $6.2 million in the fourth quarter of 2001.

OTHER CHARGES

The results for the fourth quarter of 2002 have been arrived at after giving effect to $451.0 million in other, mainly non-cash, charges (net of $230.8 million in gains).


                                                      3 MONTHS ENDED            12 MONTHS ENDED
                                                   DECEMBER 31, 2002          DECEMBER 31, 2002
                                                                US$M                       US$M
(a)  Investments                                               317.9                    1,537.4
(b)  Recovery Plan related and other charges
     (net of $230.8 million in gains)                          133.1                      687.4

                                              ----------------------- --------------------------
TOTAL OTHER CHARGES                                            451.0                    2,224.8
                                              ----------------------- --------------------------


(a)  INVESTMENTS

Investment related charges can be analysed as follows:


                                                 3 MONTHS ENDED            12 MONTHS ENDED
                                              DECEMBER 31, 2002          DECEMBER 31, 2002
                                                           US$M                       US$M
Impairment of investments held by Elan                    260.2                      852.8
Guarantees related to EPIL II/EPIL III                     57.7                      684.6
                                          ---------------------- --------------------------
TOTAL INVESTMENT RELATED CHARGES                          317.9                    1,537.4
                                          ---------------------- --------------------------


ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 11

The financial markets for biotechnology, drug delivery and pharmaceutical companies declined significantly during 2002. For example, during 2002 the Amex biotechnology industry index fell by 42% and the equivalent Nasdaq index fell by 45%. The market for biotechnology stocks also saw a reduction in the number and amount of financings that were completed. The carrying value of Elan's on balance sheet investment portfolio fell by approximately 60% during 2002. This reflects the decline in the market overall and also the composition of Elan's portfolio and the impact on the value of its investments of the conditions in the financing market for the smaller biotechnology companies that make up a significant part of Elan's portfolio.

During the fourth quarter of 2002, Elan recorded an impairment charge of $260.2 million. This brings the charge for the full-year 2002 to $852.8 million. Included in the fourth quarter impairment charge of 2002 is a charge for $52.4 million related to a decline in the values of quoted equities held by Elan. The balance of $207.8 million relates mainly to the difficult financing market and the impact of the business venture restructuring program initiated in the third quarter of 2002. After providing for this impairment charge of $260.2 million, Elan's on balance sheet investment portfolio amounts to $644.0 million (including $84.7 million in managed funds) at December 31, 2002.

In addition, Elan has guaranteed loan notes issued by two Qualifying Special Purpose Entities ("QSPEs"), EPIL II and EPIL III, which are not consolidated, to the extent that the investments held by them are insufficient to repay the loan notes and accrued interest when they fall due. The aggregate principal amount outstanding under the loan notes issued by EPIL II and EPIL III was $840.0 million at December 31, 2002 and is repayable in June 2004 and March 2005, respectively.

In the fourth quarter of 2002, Elan made further provisions of $57.7 million to cover the estimated shortfall in the values of the investment portfolios of EPIL II and EPIL III. Elan had previously made provisions of $231.4 million and $253.9 million to cover estimated shortfalls in the value of the investment portfolios of EPIL II and EPIL III, respectively, in 2002. The total charge for the full-year 2002 was $543.0 million. These charges have been arrived at based on the estimated value of the investment portfolios at December 31, 2002, on the basis that the

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 12

investments will be held for the medium term and, accordingly, do not reflect any liquidity discount. The estimated value has been arrived at using established financial methodologies. After providing for the estimated investment shortfalls, the estimated investment values and cash positions of EPIL II and EPIL III at December 31, 2002, was as follows:


                                                                        EPIL II            EPIL III       TOTAL

                                                                         US$M                US$M          US$M
Investments in public companies                                          65.4               112.5         177.9

Investments in private companies                                         39.6                 7.5          47.1

Cash                                                                     49.9                22.6          72.5

Accrued interest and expenses                                            (0.3)               (0.2)         (0.5)
                                                                 ---------------------- --------------- -----------
Total assets                                                            154.6               142.4         297.0

Provisions for guarantees                                               295.4               247.6         543.0
                                                                 ---------------------- --------------- -----------
Total indebtedness                                                      450.0               390.0         840.0
---------------------------------------------------------------- ---------------------- --------------- -----------


Included, as an appendix on page 25, is an analysis of the impact on the year ended December 31, 2002 results, assets and liabilities of consolidating the QSPEs. If the QSPEs were consolidated, "net interest and other loss" would be increased by $72.4 million in the year ended December 31, 2002, and by $30.9 million in the fourth quarter of 2002. Other charges would be reduced by $272.0 million in the full-year 2002 and $25.0 million in the fourth quarter of 2002.

(b) RECOVERY PLAN RELATED AND OTHER CHARGES (NET)

Recovery plan related and other charges (net) can be analysed as follows:


                                                                         3 MONTHS ENDED            12 MONTHS ENDED
                                                                      DECEMBER 31, 2002          DECEMBER 31, 2002
                                                                                   US$M                       US$M
Write-down of tangible and intangible assets                                      300.3                      713.2

Impairment of goodwill                                                             22.8                       77.5

Severance costs, relocation and exit costs                                         22.4                       82.2

Costs related to litigation, SEC related legal costs
and 401k rescission costs                                                          18.4                       45.3

Gain on sale of Athena Diagnostics/Abelcet                                      (177.9)                    (177.9)

Gain on repurchase of LYONS                                                      (37.7)                     (37.7)
---------------------------------------------------------------

Other                                                                            (15.2)                     (15.2)
                                                                ------------------------ --------------------------
Recovery plan related and other charges (net)                                     133.1                      687.4
--------------------------------------------------------------- ------------------------ --------------------------


ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 13

As part of Elan's recovery plan, the company has identified a range of businesses and products that it intends to sell in the near term. In many cases, Elan has received indicative offers for these assets and has written the assets down to their fair value. In other cases, the impairment arises because of changes to the forecast profitability of these assets arising out of current information about estimates of future prospects. Of the $300.3 million write-down of tangible and intangible assets for the fourth quarter 2002, $170.6 million relates to assets that Elan intends to sell. The balance of the charges, amounting to $129.7 million relate to tangible and intangible assets that the company intends to retain and use.

In accordance with SFAS No. 142, Elan performed its annual impairment review of goodwill on September 30, 2002. As a result of this review Elan recorded an impairment charge of $54.7 million in the third quarter of 2002. All of this charge arose on reporting units that are expected to be sold. As the recovery plan continued to be implemented a further review was conducted at December 31, 2002 and an impairment charge of $22.8 million was recorded. This charge relates primarily to smaller businesses and reflects the fact that, in some cases, offers received to date are lower than originally expected.

During the fourth quarter of 2002, Elan repurchased $318.6 in principal amount at maturity of LYONs. These LYONs, having an accreted value of $190.1 million at the date of purchase, were purchased at an aggregate cost of $149.8 million, resulting in a net gain of $37.7 million after related costs.

As the recovery plan continues to be implemented, Elan expects to record a number of gains. Elan may also incur losses on certain assets and business divestments even though assets have been written down to their estimated fair value if the ultimate selling price is lower than that currently forecast. For example, the company expects to record a profit of approximately $370.0 million arising from the proposed divestment of the primary care franchise announced on January 30, 2003. On the closing date of this proposed sale, Elan expects to record a charge of up to

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 14

$225.0 million when the royalty rights related to Sonata and Prialt are acquired from Pharma Operating Ltd ("Pharma Operating"), a wholly owned subsidiary of Pharma Marketing.

Elan may in the future incur other charges relating to severance, retention and similar restructuring costs. The cash element of any such charges is not expected to exceed $100 million in the year ended December 31, 2003. Elan may also incur additional impairment charges related to investments and intangible assets if their fair value falls below their carrying value as a result of adverse changes in circumstances or market conditions.

LIQUIDITY

At December 31, 2002, Elan had $1,005.0 million in cash and cash equivalents, compared with $632.9 million at September 30, 2002, and $1,572.5 million at December 31, 2001.

In the fourth quarter of 2002, Elan made fixed and contingent product payments totalling $49.3 million. Capital expenditure resulted in a net cash outlay of $13.9 million.

Based on its recovery plan, Elan believes it has sufficient cash, liquid resources, investments and other assets that are capable of being monetised to meet its liquidity requirements. The focus of the recovery plan is on maintaining financial flexibility through cash generation. Elan's cash position will in future periods be dependent on a number of factors, including its asset divestiture program, its balance sheet restructuring, its debt service requirements and its future operating cash flow. In addition to the actions and objectives outlined with respect to Elan's recovery plan, Elan may in the future seek to raise additional capital, restructure or refinance its outstanding indebtedness, repurchase its equity securities or its outstanding debt, including the LYONs, in the open market or pursuant to privately negotiated transactions, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. Any such refinancings or repurchases may be material.

Elan expects committed cash outlays such as capital expenditures, restructuring costs, product payments (after taking into consideration the divestment of the primary care franchise) and other

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 15

commitments, excluding operating cashflows, to be approximately $330.0 million through December 31, 2003.

The following table sets out at December 31, 2002, the major contracted and potential cash payments relating to Elan's business, excluding capital expenditures or future investments in financial assets such as in business venture partners, which together could amount to approximately $70.0 million through December 31, 2003. On a pro-forma basis, after giving effect to the proposed sale of the primary care franchise, the total contracted potential and LYONs obligations at December 31, 2002, as set out in the table below, will be reduced to $2.6 billion from $4.5 billion at December 31, 2001, and $3.1 billion at December 31, 2002.




-------------------------------------------------------------------------------------------------------------------
                                               AT DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------
                                         2003        2004      THEREAFTER      TOTAL       PRO-FORMA     DEC 31
                                         US$M        US$M         US$M         US$M         (3)US$M      2001
-------------------------------------------------------------------------------------------------------------------
Contracted
7.25% Senior Notes (2008)                 -            -          650.0        650.0        650.0           650.0

Fixed Product Payments                   174.7        29.1         23.4        227.2        163.5           267.2

Contingent Product Payments (1)          102.9        75.4         29.4        207.7         58.0           406.3

EPIL II & III (1)                          -         450.0        390.0        840.0        840.0         1,000.0

3.25% LYONs (2)                          816.9         -            -          816.9        816.9         1,013.4

Other debt                                 -           -            -            -            -             387.3
                                      -----------------------------------------------------------------------------

TOTAL CONTRACTED & LYONS              1,094.5        554.5      1,092.8      2,741.8      2,528.4         3,724.2

Potential

Pharma Marketing/Autoimmune              225.0         -          110.0        335.0        110.0           550.0

(1)

Product Acquisitions (1)                   -           -           47.3         47.3          -             226.9
                                      -----------------------------------------------------------------------------
TOTAL POTENTIAL                          225.0         -          157.3        382.3        110.0           776.9
                                      -----------------------------------------------------------------------------
TOTAL CONTRACTED, POTENTIAL & LYONS
                                      1,319.5        554.5      1,250.1      3,124.1      2,638.4         4,501.1
                                      -----------------------------------------------------------------------------
CASH BALANCES                                                                1,005.0      1,380.0         1,572.5
-------------------------------------------------------------------------------------------------------------------


(1) In order to comply with US GAAP, these amounts are not included on the balance sheet.

(2) If the LYONs are put to the company, Elan has the option to repay the LYONs for cash or shares or any combination thereof.

(3)  After taking account of sale of primary care franchise.

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 16

Included in fixed contingent and potential product payments at December 31, 2002 is $260.8 million in respect of Sonata, which represents the present value of the estimated gross payments due in connection with Sonata of approximately $290.0 million. Approximately $240.0 million of these obligations will be assumed by King Pharmaceuticals, Inc. upon closing of the sale of the primary care franchise and the balance of approximately $50.0 million (which is included in fixed product payments above) will be paid by Elan up to the closing.

On January 30, 2003, Elan announced its agreement with Pharma Marketing that, contingent on closing of the sale of Sonata, Elan will, on the closing date, pay Pharma Operating $225.0 million (less royalty payments on all related products paid or due to Pharma Operating from January 1, 2003 to the closing of the sale) to acquire the Pharma Operating royalty rights with respect to Sonata and Prialt.

In addition, Elan will have the option to purchase Pharma Operating's royalty rights on the Zonegran, Frova and Zanaflex products until January 3, 2005, an extension from the earlier date of June 30, 2003. The current purchase option price has been reduced to $110.0 million plus 15% per annum from the earlier date of the Sonata sale closing or July 1, 2003, less royalty payments (which are secured) made for periods after the Sonata sale closing. Under the previous arrangements the option price at March 31, 2003, would have been approximately $423.0 million for all the royalty rights held by Pharma Marketing.

R&D UPDATE

The most advanced products in Elan's pipeline are Antegren and Prialt. In addition, Elan has one of the world's largest research efforts in Alzheimer's disease ("AD").

ANTEGREN

Elan and Biogen are collaborating on the development, manufacturing and commercialisation of Antegren, a humanized monoclonal antibody, the first in a new class of compounds known as selective adhesion molecule inhibitors (SAM inhibitors).

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 17

Antegren has recently been the focus of two separate publications in the New England Journal of Medicine ("NEJM") (January 2, 2003). The publications describe Antegren Phase II clinical study data in Crohn's disease and in MS. The first NEJM publication of an investigational study in Crohn's disease showed promising results on disease remission and improved quality of life for patients with Crohn's disease. The clinical remission data indicate a maximal response rate of up to 71% where 44% of Antegren treated patients achieved clinical remission. The MS study results published in the second NEJM article indicate that Antegren treatment reduced new inflammatory brain lesions by up to 93% and produced a reduction of approximately 50% in the number of patients experiencing relapses for patients with relapsing forms of MS.

Based on the promising findings in Phase II, Elan and Biogen are presently conducting four Phase III trials to evaluate the safety and efficacy of Antegren (natalizumab) in both Crohn's disease and MS. The two trials in Crohn's disease are progressing with a filing of the New Drug Application ("NDA") for Crohn's disease expected in the fourth quarter of this year. ENACT- 1 (Evaluation of Natalizumab in Active Crohn's Disease Trial - 1), the largest ever study in Crohn's disease conducted to date, is now fully enrolled with more than 850 patients and will evaluate clinical response and ability to induce remission; ENACT-2 (Evaluation of Natalizumab As Continuous Therapy - 2) will evaluate duration of effect. ENACT-2 is also fully enrolled. The two MS trials are both fully enrolled and will evaluate natalizumab in patients with relapsing-remitting forms of the disease. AFFIRM (natalizumab safety and efficacy in relapsing remitting MS) will evaluate the ability of natalizumab to slow the rate of disability in MS and reduce the rate of clinical relapses; SENTINEL (safety and efficacy of natalizumab in combination with AVONEX(R) (Interferon beta-1-a) in patients with relapsing-remitting MS) will determine if the combination of natalizumab and AVONEX is more effective than treatment with AVONEX alone in slowing rate of disability and reducing rate of clinical relapses.

Elan continues to believe that Antegren will provide a meaningful advance for patients with these debilitating diseases.

PRIALT

The final Phase III trial for Prialt is currently recruiting patients in line with planned enrollment

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 18

and we expect to file the NDA during this year. The U.S. Food and Drug Administration has granted approval for a treatment IND program, which will follow the completion of enrollment for the current Phase III trial.

ALZHEIMER'S IMMUNOTHERAPY PROGRAM

Elan and Wyeth are making significant progress in the Alzheimer's immunotherapy program and have a goal of generating two INDs from this program during 2003. These INDs include the previously announced monoclonal antibody program, as well as a novel immunotherapeutic Abeta peptide conjugate. Elan and Wyeth are leveraging the innovative conjugate technology that Wyeth uses in some of their other products. This conjugate is engineered to provide a strongly immunogenic non-self T-cell epitope in concert with the critical N-terminus of the Abeta peptide.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the risk that Elan's shareholders will fail to approve the sale of the primary care franchise, that regulatory approvals and third party consents necessary to consummate the sale will not be received on a timely basis, or at all, or that the further conditions necessary to consummate the sale will not be satisfied on a timely basis, or at all; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 19




    THREE MONTHS ENDED                      UNAUDITED INCOME STATEMENT                        TWELVE MONTHS
       DECEMBER 31,                              DATA-- PRO FORMA                           ENDED DECEMBER 31,
     2001          2002                                                                    2001          2002
     US$m          US$M                                                                    US$m          US$M
--------------- ------------ ---------------------------------------------------------- ------------ --------------
                             REVENUES
    350.7           182.9    Product revenues                                             1,432.2      1,116.2
    136.9            40.7    Contract revenues                                              430.3        353.9
--------------- ------------                                                            ------------ --------------
    487.6           223.6    Total revenues                                               1,862.5      1,470.1
--------------- ------------                                                            ------------ --------------

                             COSTS AND EXPENSES
     87.0           107.4    Research & development                                         321.2        397.1
     99.1            98.9    Cost of goods sold                                             379.5        417.0
    151.8           174.4    Selling, general & administrative                              603.4        714.0
--------------- ------------                                                            ------------ --------------
    337.9           380.7    Total operating expenses                                     1,304.1      1,528.1
--------------- ------------                                                            ------------ --------------
    149.7          (157.1)   Operating income/(loss)                                        558.4        (58.0)
--------------- ------------                                                            ------------ --------------

     (6.8)          (17.9)   Net interest income/(expense)                                   12.6        (43.4)
     (6.2)           (2.9)   Business venture funding                                       (23.3)       (23.9)
     85.4             2.4    Investment gains                                               175.0         19.7
    (11.6)            2.5    Investment losses and other                                     (7.4)       (44.6)
--------------- ------------                                                            ------------ --------------
     60.8           (15.9)   Net interest and other income/(loss)                           156.9        (92.2)
--------------- ------------                                                            ------------ --------------

    210.5          (173.0)   Net income/(loss) before tax and other charges                 715.3       (150.2)
     (4.2)          (15.0)   Taxation                                                       (17.4)       (19.8)
--------------- ------------                                                            ------------ --------------

    206.3          (188.0)   Net income/(loss) before other charges                         697.9       (170.0)
   (202.8)         (451.0)   Other charges                                                 (355.1)    (2,224.8)
--------------- ------------                                                            ------------ --------------
      3.5          (639.0)   Net income/(loss)                                              342.8     (2,394.8)
=============== ============                                                            ============ ==============

     $0.56         ($0.54)  Diluted earnings/(loss) per ordinary share before other         $1.91       ($0.49)
                            charge
     $0.01         ($1.83)  Diluted earnings/(loss) per ordinary share after other          $0.95       ($6.85)
                            charges

                             OTHER INFORMATION
    388.5           124.7    Gross Margin                                                 1,483.0      1,053.1
     35.7            50.1    Depreciation and amortisation included in operating costs      177.8        204.8


ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 20



       THREE MONTHS                       UNAUDITED CONSOLIDATED US GAAP                      TWELVE MONTHS
    ENDED DECEMBER 31,                         INCOME STATEMENT DATA                        ENDED DECEMBER 31,
   2001            2002                                                                    2001          2002
     US$m          US$M                                                                    US$m          US$M
--------------- ------------ ---------------------------------------------------------- ------------ --------------
    350.7           182.9    REVENUES                                                     1,426.7       1,116.2
                             Product revenues
    136.9            40.7    Contract revenues                                              432.3         353.9
--------------- ------------                                                            ------------ --------------
    487.6           223.6    Total revenues                                               1,859.0       1,470.1
--------------- ------------                                                            ------------ --------------

                             COSTS AND EXPENSES
    101.9           183.6    Research & development                                         399.8         511.5
     99.1           114.5    Cost of goods sold                                             386.9         474.1
    334.4           419.4    Selling, general & administrative                              858.0       1,393.8
      -               5.2    Severance                                                        -            45.3
      -            (177.9)   Gain on disposal of Athena Diagnostics/Abelcet                   -          (177.9)
--------------- ------------                                                            ------------ --------------

    535.4           544.8    Total operating expenses                                     1,644.7       2,246.8
--------------- ------------                                                            ------------ --------------
    (47.8)         (321.2)   Operating income/(loss)                                        214.3        (776.7)
--------------- ------------                                                            ------------ --------------

     (6.8)          (17.9)   Net interest income/(expense)                                    8.0         (43.4)
     (6.2)           (2.9)   Business venture funding                                       (23.3)        (23.9)
     85.4            40.1    Investment gains                                               175.0          57.4
    (16.9)         (322.1)   Investment losses and other                                    (13.8)     (1,588.4)
--------------- ------------                                                            ------------ --------------
     55.5          (302.8)   Net interest and other income/(loss)                           145.9      (1,598.3)
--------------- ------------                                                            ------------ --------------

      7.7          (624.0)   Net income/(loss) before tax                                   360.2      (2,375.00)
     (4.2)          (15.0)   Taxation                                                       (17.4)        (19.8)
--------------- ------------                                                            ------------ --------------
      3.5          (639.0)   Net income/(loss)                                              342.8      (2,394.8)
=============== ============                                                            ============ ==============
     $0.01         ($1.83)  Diluted earnings/(loss) per ordinary share                      $0.95        ($6.85)


ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 21


                                      UNAUDITED RECONCILIATION TO
                                      PRO-FORMA INCOME STATEMENT
       THREE MONTHS                                                                          TWELVE MONTHS
    ENDED DECEMBER 31,                                                                     ENDED DECEMBER 31,
   2001            2002      OTHER CHARGE HAS BEEN RECLASSIFIED AS FOLLOWS:                2001          2002
     US$m          US$M      REVENUES                                                      US$m          US$M
      -               -      Product revenues                                                (5.5)          -
      -               -      Contract revenues                                                2.0           -
------------   -----------                                                                ----------   ---------
      -               -      Total revenues                                                  (3.5)          -
                             COSTS AND EXPENSES
     14.9            76.2    Research & development                                          78.6         114.4
      -              15.6    Cost of goods sold                                               7.4          57.1
    182.6           245.0    Selling, general & administrative                              254.6         679.8
      -               5.2    Severance                                                        -            45.3
      -            (177.9)   Gain on disposal of Athena Diagnostics/Abelcet                   -          (177.9)
------------   -----------                                                                ----------   ---------
    197.5          (164.1)   OPERATING EFFECT                                              (344.1)       (718.7)
      -               -      Net interest income/(expense)                                   (4.6)          -
      -              37.7    Investment gain                                                  -            37.7
     (5.3)         (324.6)   Investment losses and other                                     (6.4)     (1,543.8)
------------   -----------                                                                ----------   ---------
   (202.8)         (451.0)   TOTAL OTHER CHARGE                                            (355.1)     (2,224.8)
============   ===========                                                                ==========   =========


ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
Page 22



UNAUDITED BALANCE SHEET DATA                                      December 31, 2001       DECEMBER 31, 2002 US$M
ASSETS                                                                  US$m
-------------------------------------------------------------- ------------------------ ---------------------------

CURRENT ASSETS
Cash and cash equivalents                                              1,572.5                   1,005.0
Marketable investment securities                                         798.4                     370.4
Other current assets                                                     608.7                     314.1
                                                               ---------------          ----------------
                                                                       2,979.6                   1,689.5

Intangible assets                                                      2,124.6                   1,434.5
Property, plant and equipment                                            401.1                     442.2
Investments and marketable investment securities                         858.4                     273.6
                                                               ---------------          ----------------
TOTAL ASSETS                                                           6,363.7                   3,839.8
                                                               ===============          ================
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity                                                   3,283.9                     874.8
Accounts payable and accrued liabilities                                 491.8                     494.2
Deferred income                                                          331.8                     258.2
Investment provision-- EPIL II and III                                     -                       543.1
Provision for product payments                                           267.2                     227.2
7.25% senior notes due 2008                                              650.0                     650.0
3.25% zero coupon subordinated exchangeable                              951.4                     792.3
notes due 2018
Senior unsecured revolving credit facility 2004                          325.0                       -
3.5% convertible subordinated notes due 2002                              62.6                       -
                                                               ---------------          ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             6,363.7                   3,839.8
                                                               ===============          ================

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
PAGE 23


                                                                                         Q4 2002          YTD 2002
CASH FLOW DATA                                                                              US$M              US$M
----------------------------------------------------------------------------- ------------------- -----------------
Cashflows from operating activities                                                       ^ 9.9             130.7
Movement on debt interest and tax                                                         (26.3)            (88.6)
Working capital movement                                                                  149.7             160.1
Net purchase of tangible assets                                                           (13.9)           (161.6)
Net purchase of investments and marketable investment securities                          (15.2)            (90.7)
Product acquisition payments                                                              (49.3)           (306.1)
Purchase of Autoimmune product royalty rights                                                  -            (82.5)
Payment under guarantee re EPIL III                                                            -           (141.6)
Proceeds of business disposals                                                            443.1             443.1
Cash flows from financing activities                                                     (125.9)           (520.5)
----------------------------------------------------------------------------- ------------------- -----------------
NET CASH MOVEMENT                                                                         372.1           (657.7)
Cash and cash equivalents at beginning of period                                          632.9          *1,662.7
----------------------------------------------------------------------------- ------------------- -----------------
Cash and cash equivalents at end of period                                              1,005.0           1,005.0
----------------------------------------------------------------------------- ------------------- -----------------


^ included in cashflows from operating activities are proceeds from the disposals of Avinza and Actiq totalling $150.0 million

* included in cash and cash equivalents at December 2001 was $90.2 million related to cash equivalents with an instrument maturity greater than 3 months. This is included in current assets marketable investment securities in the balance sheet data above.








FINANCIAL INFORMATION RELATING TO QUALIFYING SPECIAL                                           INCLUDING
PURPOSE ENTITIES (QSPES) -TWELVE MONTHS ENDED DECEMBER 31, 2002            AS REPORTED            QSPE'S
                                                                                  US$M              US$M
------------------------------------------------------------------- ------------------- -----------------
Net loss after other charges                                                 (2,394.8)         (2,195.2)
Diluted earnings per ordinary share after other charges                        ($6.85)           ($6.28)
Total assets                                                                   3,839.8           4,103.7
Total indebtedness                                                             2,965.0           3,262.1
Shareholders' equity                                                             874.8             841.6


ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
PAGE 24


HISTORIC REVENUE ANALYSIS - PRO-FORMA BASIS
(UNAUDITED)                                                                            12 MONTHS       12 MONTHS
TOTAL REVENUE ANALYSIS (US$M)                           Q4 2001 A        Q4 2002A          2001A           2002A

REVENUES FROM RETAINED PRODUCTS
US PROMOTED PRODUCTS
Maxipime                                                     29.3            25.2           86.2            79.2
Azactam                                                      10.9             9.5           46.4            33.0
Zonegran                                                      9.3             6.0           37.8            43.1
Pain portfolio                                               15.4            18.1           15.4            59.8
Myobloc                                                       2.5             8.0           10.5            17.5
Frova                                                           -             4.0              -            11.2
                                                    --------------  --------------    ----------       ----------
                                                             67.4            70.8          196.3           243.8

US NON-PROMOTED PRODUCTS
Zanaflex                                                     38.1             1.1          161.7           123.5
Other                                                         7.3             4.9           47.3            18.3
                                                    --------------  --------------    ----------       ----------
                                                             45.4             6.0          209.0           141.8
EUROPE
Abelcet                                                       3.6             0.1           12.2            13.8
Dilzem                                                        3.3             3.6           12.6            12.9
Other                                                        17.4            22.5           61.8            75.9
                                                    --------------  --------------    ----------       ----------
Total European products                                      24.3            26.2           86.6           102.6

CONTRACT MANUFACTURING AND ROYALTIES                         26.5            23.3          113.4           105.5

TOTAL REVENUES FROM RETAINED PRODUCTS                       163.6           126.3          605.3           593.7

REVENUES FROM DIVESTED PRODUCTS
Skelaxin                                                     37.7            19.9          117.9           145.4
Sonata                                                        2.3            20.5            2.3            92.5
Abelcet                                                      18.5             8.4           77.0            64.6
Dermatology                                                  22.7             9.4           61.8            47.5
Diagnostics                                                  17.1            17.7           57.3            70.6
Actiq/Adalat/Avinza                                             -            35.4              -            37.6
Rationalisation program                                      21.5            13.3          352.9            69.5
                                                    --------------  --------------    ----------       ----------
                                                            119.8           124.6          669.2           527.7

CO-PROMOTION FEES
Autoimmune                                                   15.9               -           15.9            38.8
Pharma Marketing/Autoimmune                                  51.4               -          141.8            24.0
                                                    --------------  --------------    ----------       ----------
                                                             67.3               -          157.7            62.8

PRODUCT RETURNS - GENERICISATION                                -          (68.0)              -          (68.0)

TOTAL PRODUCT REVENUE                                       350.7           182.9        1,432.2         1,116.2

CONTRACT REVENUE
Amortisation of fees                                         85.9            20.2          283.2           234.7
Research revenue and milestones                              23.9               -           58.7            37.2
Pharma Marketing/Autoimmune                                  27.1            20.5           88.4            82.0
                                                    --------------  --------------    ----------       ----------
TOTAL CONTRACT REVENUE                                      136.9            40.7          430.3           353.9
                                                    --------------  --------------    ----------       ----------
TOTAL REVENUE                                               487.6           223.6        1,862.5         1,470.1
                                                    --------------  --------------    ----------       ----------


                                                                    Exhibit 99.2


     Pages 23 and 24 of the attached press release, issued by Elan Corporation, plc on February 5, 2003 (the "Press Release"), contained certain typographical errors. Attached hereto are pages 23 and 24 of the Press Release which have been revised to correct such errors.

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
PAGE 23


                                                                                   Q4 2002          YTD 2002
CASH FLOW DATA                                                                        US$M              US$M
----------------------------------------------------------------------- ------------------- -----------------
Cashflows from operating activities                                                  ^ 9.9             88.0
Movement on debt interest and tax                                                    (26.3)           (88.6)
Working capital movement                                                             149.7            202.8
Net purchase of tangible assets                                                      (13.9)          (161.6)
Net purchase of investments and marketable investment securities                     (15.2)           (90.7)
Product acquisition payments                                                         (49.3)          (306.1)
Purchase of Autoimmune product royalty rights                                            -            (82.5)
Payment under guarantee re EPIL III                                                      -           (141.6)
Proceeds of business disposals                                                       443.1            443.1
Cash flows from financing activities                                                (125.9)          (520.5)
----------------------------------------------------------------------- ------------------- -----------------
NET CASH MOVEMENT                                                                    372.1           (657.7)
Cash and cash equivalents at beginning of period                                     632.9         *1,662.7
----------------------------------------------------------------------- ------------------- -----------------
Cash and cash equivalents at end of period                                         1,005.0          1,005.0
----------------------------------------------------------------------- ------------------- -----------------


^ included in cashflows from operating activities are proceeds from the disposals of Avinza and Actiq totalling $150.0 million

* included in cash and cash equivalents at December 2001 was $90.2 million related to cash equivalents with an instrument maturity greater than 3 months. This is included in current assets marketable investment securities in the balance sheet data above.








FINANCIAL INFORMATION RELATING TO QUALIFYING SPECIAL                                           INCLUDING
PURPOSE ENTITIES (QSPES) -TWELVE MONTHS ENDED DECEMBER 31, 2002            AS REPORTED            QSPE'S
                                                                                  US$M              US$M
------------------------------------------------------------------- ------------------- -----------------
Net loss after other charges                                                 (2,394.8)         (2,195.2)
Diluted earnings per ordinary share after other charges                        ($6.85)           ($6.28)
Total assets                                                                   3,839.8           4,103.7
Total indebtedness                                                             2,965.0           3,262.1
Shareholders' equity                                                             874.8             841.6


ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2002 FINANCIAL RESULTS AND RECOVERY PLAN UPDATE
PAGE 24


HISTORIC REVENUE ANALYSIS - PRO-FORMA BASIS
(UNAUDITED)                                                                            12 MONTHS       12 MONTHS
TOTAL REVENUE ANALYSIS (US$M)                           Q4 2001 A        Q4 2002A          2001A           2002A

REVENUES FROM RETAINED PRODUCTS
US PROMOTED PRODUCTS
Maxipime                                                     29.3            25.2           86.2            79.2
Azactam                                                      10.9             9.5           46.4            33.0
Zonegran                                                      9.3             6.0           37.8            43.1
Pain portfolio                                               15.4            18.1           15.4            59.8
Myobloc                                                       2.5             8.0           10.5            17.5
Frova                                                           -             4.0              -            11.2
                                                    --------------  --------------    ----------       ----------
                                                             67.4            70.8          196.3           243.8

US NON-PROMOTED PRODUCTS
Zanaflex                                                     38.1             1.1          161.7           123.5
Other                                                         7.3             4.9           47.3            18.3
                                                    --------------  --------------    ----------       ----------
                                                             45.4             6.0          209.0           141.8
EUROPE
Abelcet                                                       3.6             0.1           12.2            13.8
Dilzem                                                        3.3             3.6           12.6            12.9
Other                                                        17.4            22.5           61.8            75.9
                                                    --------------  --------------    ----------       ----------
Total European products                                      24.3            26.2           86.6           102.6

CONTRACT MANUFACTURING AND ROYALTIES                         26.5            23.3          113.4           105.5

TOTAL REVENUES FROM RETAINED PRODUCTS                       163.6           126.3          605.3           593.7

REVENUES FROM DIVESTED PRODUCTS
Skelaxin                                                     37.7            19.9          117.9           145.4
Sonata                                                        2.3            20.5            2.3            92.5
Abelcet                                                      18.5             8.4           77.0            64.6
Dermatology                                                  22.7             9.4           61.8            47.5
Diagnostics                                                  17.1            17.7           57.3            70.6
Actiq/Adalat/Avinza                                             -            35.4              -            37.6
Rationalisation program                                      21.5            13.3          352.9            69.5
                                                    --------------  --------------    ----------       ----------
                                                            119.8           124.6          669.2           527.7

CO-PROMOTION FEES
Autoimmune                                                   15.9               -           15.9            38.8
Pharma Marketing/Autoimmune                                  51.4               -          141.8            24.0
                                                    --------------  --------------    ----------       ----------
                                                             67.3                          157.7            62.8

PRODUCT RETURNS - GENERICISATION                                -          (68.0)              -          (68.0)

TOTAL PRODUCT REVENUE                                       350.7           182.9        1,432.2         1,116.2

CONTRACT REVENUE
Amortisation of fees                                         85.9            20.2          283.2           234.7
Research revenue and milestones                              27.1            20.5           88.4            82.0
Pharma Marketing/Autoimmune                                  23.9               -           58.7            37.2
                                                    --------------  --------------    ----------       ----------
TOTAL CONTRACT REVENUE                                      136.9            40.7          430.3           353.9
                                                    --------------  --------------    ----------       ----------
TOTAL REVENUE                                               487.6           223.6        1,862.5         1,470.1
                                                    --------------  --------------    ----------       ----------
